Form 4

1.   Name and Address of Reporting Person -
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, NY 10271
2.   Issuer Name and Ticker or Trading Symbol -- Sun
     Television & Appliances Inc. (SNTV)
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year -- June, 1999
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer -- 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $.01 Par Value
2.   Transaction Date. -- June 22, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 100,000.
          (A) or (D) = D.
          Price 0.0090.
5    Amount of Securities Beneficially Owned at End of Month
     = 1,603,600.
6    Ownership Form -- (D).
7    Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     = 550,000.
6.   Ownership Form - (I).
7. Nature of Indirect Beneficial Ownership Nature - I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.